Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TIVIC HEALTH SYSTEMS, INC.

TIVIC HEALTH SYSTEMS, INC. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1. The name of the Corporation is Tivic Health Systems, Inc. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 7, 2021, amended on August 31, 2021, and amended and restated on November 12, 2021 (as amended and restated, the “Certificate of Incorporation”).

2. Section A of Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended by adding the following paragraph to the end of Section A of Article FOURTH:

“At the effective time of this Certificate of Amendment, each one hundred (100) issued and outstanding shares of Common Stock of the Corporation shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock of the Corporation, provided that in the event a stockholder would otherwise be entitled to a fraction of a share of Common Stock of the Corporation pursuant to the provisions of this Section A of Article FOURTH, such stockholder shall receive one whole share of Common Stock of the Corporation in lieu of such fractional share and no fractional shares shall be issued.”

3. This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by the directors and stockholders of the Corporation.

4. This Certificate of Amendment shall become effective at 12:01 a.m. Eastern Time on August 23, 2023.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 21st day of August, 2023.

TIVIC HEALTH SYSTEMS, INC.

By:	/s/ Jennifer Ernst
Name: Jennifer Ernst
Title: Chief Executive Officer